EXHIBIT 8

March 31, 2005

Belmont Bancorp.

325 Main Street

Bridgeport, OH 43912

Ladies and Gentlemen:

You have requested our opinion as to the material United States federal income tax consequences of the merger (the “Parent Merger”) of Belmont Bancorp., an Ohio corporation (“Belmont”), with and into Sky Financial Group, Inc., an Ohio corporation (“Sky”), pursuant to the Agreement and Plan of Merger, dated as of December 21, 2004 (the “Agreement”), by and between Belmont and Sky. All capitalized terms used herein, unless otherwise specified, have the meanings assigned to them in the Agreement.

In rendering this opinion, we have examined the originals or certified, conformed, or reproduction copies of, and have relied upon the accuracy of, without independent verification or investigation, (i) the Agreement, (ii) the statements and representations contained in (a) the Certificate of Representations of Belmont, executed by a duly authorized officer of Belmont and dated as of the date hereof, and (b) the Certificate of Representations of Sky, executed by a duly authorized officer of Sky and dated as of the date hereof (collectively, the “Certificates”), (iii) the Registration Statement of Sky on Form S-4 and the proxy statement/prospectus of Sky included therein filed with the Securities and Exchange Commission on the date hereof (the “Registration Statement”), and (iv) such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below.

In connection with our review of the Agreement, the Certificates, the Registration Statement, and the other documents referenced above, we have assumed the genuineness of all signatures, the authenticity of all items submitted to us as originals, the uniformity with authentic originals of all items submitted to us as copies, and the conformity to final versions of all items submitted to us in draft version. We also have assumed, without independent verification or investigation, that (i) we have been provided with true, correct, and complete copies of all such documents, (ii) none of such documents has been amended or modified, (iii) all such documents are in full force and effect in accordance with the terms thereof, (iv) there are no other documents which affect the opinion hereinafter set forth, and (v) the documents reviewed by us reflect the entire agreement of the parties thereto with respect to the subject matter thereof. In addition, we assume that all representations made to the knowledge of any person or entity or with similar qualification are true and correct as if made without such qualification and that neither Belmont nor Sky will notify us at or before the Effective Time that the statements and representations made in the Certificates are no longer complete and accurate. Finally, we assume that any holder of Belmont Common Shares (as defined below) that has asserted, as of the Effective Time, dissenters’ rights will receive, pursuant to statutory procedures, an amount per Belmont Common Share that will not materially exceed the Cash Exchange Amount (as defined below).

Our opinion is based on the understanding that the relevant facts are, and will be as of the Effective Time, as set forth in this letter. If this understanding is incorrect or incomplete in any respect, our opinion may be affected. Our opinion also is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Department regulations promulgated thereunder, case law, and rulings of the Internal Revenue Service (the “Service”) as they now exist. These authorities are all subject to change, and such change may be made with retroactive effect. We can give no assurance that, after any such change, our opinion would not be different. Our opinion is not binding on the Service or the courts, and no ruling has been, or will be, requested from the Service as to any federal income tax consequence described below.

Description of the Parent Merger

The Parent Merger shall become effective upon the occurrence of the filing in the Office of the Secretary of State of the State of Ohio of a Certificate of Merger for the Parent Merger in accordance with Section 1701.81 of the Ohio General Corporation Law. Pursuant to the Parent Merger, Sky will be the surviving corporation, and the separate corporate existence of Belmont will cease.

As of December 21, 2004, the authorized capital stock of Belmont consisted solely of (i) 17,800,000 shares of common stock, par value $0.25 per share, of which 11,126,278 shares were issued and outstanding, and 26,917 shares were held by Belmont or any of its Subsidiaries (“Treasury Stock”), in each case other than in a fiduciary capacity or as a result of debts previously contracted in good faith (collectively, the “Belmont Common Shares”), (ii) 70,000 shares of preferred stock, without par value, as to which the Board of Directors of Belmont (the “Belmont Board”) had not made any designations in accordance with the Articles of Incorporation of Belmont, as amended (the “Belmont Articles”), none of which was outstanding, and (iii) 20,000 shares of preferred stock, par value $.0001 per share, as to which the Belmont Board had designated rights and preferences in accordance with the Belmont Articles, none of which was outstanding. As of December 21, 2004, the authorized capital stock of Sky consisted of (i) 350,000,000 shares of common stock, without par value, of which 106,933,775 shares were outstanding as of the close of business on December 20, 2004 (the “Sky Common Shares”), and (ii) 10,000,000 shares of preferred stock, par value $10.00 per share, none of which was outstanding.

As of the Effective Time, the Belmont Common Shares issued and outstanding immediately prior to the Effective Time, other than Treasury Stock and Belmont Common Shares held by Sky, shall, at the election of each holder of such shares, be converted into the right to receive either: (i) 0.219 Sky Common Shares for each Belmont Common Share (the “Stock Exchange Ratio”), (ii) a cash amount equal to $6.15 for each Belmont Common Share (the “Cash Exchange Amount”), or (iii) a combination of such Sky Common Shares and cash.

Although the holders of Belmont Common Shares have the right to elect the type of consideration they wish to receive pursuant to the Parent Merger, the distribution of the consideration to holders of Belmont Common Shares is subject to certain overall restrictions. The Agreement provides that, subject to adjustment for cash paid in lieu of fractional shares, the parties understand and agree that the aggregate consideration received by the holders of Belmont Common Shares pursuant to the Parent Merger will be a mixture of Sky Common Shares and cash, with 72.5% of the Belmont Common Shares issued and outstanding as of the Effective Time being exchanged for Sky Common Shares and 27.5% of the Belmont Common Shares issued and outstanding as of the Effective Time being exchanged for cash. The Agreement sets forth procedures for the adjustment of the mix of Sky Common Shares and cash elected to be received by the holders of Belmont Common Shares to ensure that 72.5% of the Belmont Common Shares are exchanged for Sky Common Shares and 27.5% of the Belmont Common Shares are exchanged for cash. Furthermore, in the event that, based upon the closing price of the Sky Common Shares as reported on the primary market on which the Sky Common Shares are listed for trading (the “Sky Exchange”) on the business day immediately preceding the Effective Time, the aggregate value of the Sky Common Shares to be issued in connection with the Parent Merger would be less than 45% of the sum of (i) the aggregate cash to be received by the holders of the Belmont Common Shares (including amounts paid to dissenters) plus (ii) the value of the Sky Common Shares to be received by the holders of the Belmont Common Shares, then Sky will increase the Stock Exchange Ratio so that the aggregate value of the Sky Common Shares to be issued to the holders of the Belmont Common Shares in connection with the Parent Merger, as determined based upon the closing price of the Sky Common Shares on the Sky Exchange on the business day immediately preceding the Effective Time, is equal to 45% of the sum of (i) and (ii) above.

Each Belmont Common Share held as Treasury Stock or held by Sky immediately prior to the Effective Time shall be canceled and retired at the Effective Time, and no consideration shall be issued in exchange therefor. No certificate or scrip representing fractional Sky Common Shares shall be issued in the Parent Merger. In lieu thereof, each holder of Belmont Common Shares who would otherwise be entitled to receive a fractional Sky Common Share (after taking into account all certificates representing Belmont Common Shares delivered by such holder) shall receive cash in an amount determined by multiplying (i) the fractional share interest to which such holder otherwise would be entitled, by (ii) the arithmetic mean of the price per share of the last sale of Sky Common Shares reported on the NASDAQ National Market System at the close of the trading day by the NASD, for the ten trading days immediately preceding the fifth trading day prior to the Effective Date (the “Average NMS Closing Price”).

Opinion

Based upon the foregoing, we are of the opinion that, under current law:

1.    The Parent Merger will be a reorganization within the meaning of Section 368(a)(1)(A) of the Code. Belmont and Sky each will be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

2.    No gain or loss will be recognized by Belmont or Sky as a result of the Parent Merger.

3.    The tax basis of the assets of Belmont in the hands of Sky will be the same as the tax basis of such assets in the hands of Belmont immediately prior to the Parent Merger.

4.    The holding period of the assets of Belmont to be received by Sky will include the period during which such assets were held by Belmont.

5.    A Belmont shareholder receiving solely Sky Common Shares in exchange for such shareholder’s Belmont Common Shares (not including any cash received in lieu of fractional Sky Common Shares) will recognize no gain or loss upon the receipt of such Sky Common Shares.

6.    A Belmont shareholder receiving solely cash in exchange for such shareholder’s Belmont Common Shares (as a result of such shareholder’s dissent to the Parent Merger or an All Cash Election) will recognize gain or loss as if such shareholder had received such cash as a distribution in redemption of such shareholder’s Belmont Common Shares, subject to the provisions and limitations of Section 302 of the Code.

7.    A Belmont shareholder receiving both cash and Sky Common Shares in exchange for such shareholder’s Belmont Common Shares (not including any cash received in lieu of fractional Sky Common Shares) will recognize gain, but not loss, in an amount not to exceed the amount of cash received (excluding cash received in lieu of fractional Sky Common Shares). For purposes of determining the character of this gain, such Belmont shareholder will be treated as having received only Sky Common Shares in exchange for such shareholder’s Belmont Common Shares, and as having immediately redeemed a portion of such Sky Common Shares for the cash received (excluding cash received in lieu of fractional Sky Common Shares). Unless the redemption is treated as a dividend under the principles of Section 302(d) of the Code (to the extent of such shareholder’s ratable share of the undistributed earnings and profits of Belmont), the gain will be capital gain if the Belmont Common Shares are held by such shareholder as a capital asset at the time of the Parent Merger.

8.    A Belmont shareholder receiving cash in lieu of fractional Sky Common Shares will recognize gain or loss as if such fractional Sky Common Shares were distributed as part of the Parent Merger and then redeemed by Sky, subject to the provisions and limitations of Section 302 of the Code.

9.    The aggregate tax basis of Sky Common Shares received by a Belmont shareholder in the Parent Merger (including fractional Sky Common Shares, if any, deemed to be issued and redeemed by Sky) generally will be equal to the aggregate tax basis of the Belmont Common Shares surrendered in the Parent Merger, reduced by the amount of cash received by the shareholder in the Parent Merger (excluding cash received in lieu of fractional Sky Common Shares), and increased by the amount of gain recognized by the shareholder in the Parent Merger (including any portion of the gain that is treated as a dividend, but excluding any gain or loss resulting from the deemed issuance and redemption of fractional Sky Common Shares).

10.    The holding period of the Sky Common Shares received by a Belmont shareholder will include the period during which the Belmont Common Shares surrendered in exchange therefor were held, provided the Belmont Common Shares are a capital asset in the hands of the Belmont shareholder at the time of the Parent Merger.

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Our opinion is limited to the foregoing federal income tax consequences of the Parent Merger, which are the only matters as to which you have requested our opinion. We do not address any other federal income tax consequences of the Parent Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States. Furthermore, our opinion does not address any federal income tax consequences of the Parent Merger that may be relevant to a Belmont shareholder in light of that shareholder’s particular status or circumstances, including, without limitation, Belmont shareholders that are: (i) foreign persons, (ii) insurance companies, (iii) financial institutions, (iv) tax-exempt entities, (v) retirement plans, (vi) dealers in securities, (vii) persons subject to the alternative minimum tax, (viii) persons whose Belmont Common Shares were acquired pursuant to the exercise of employee stock options or otherwise as compensation, (ix) persons who receive Sky Common Shares other than in exchange for Belmont Common Shares, or (x) persons who hold Sky Common Shares as part of a hedge, straddle, or conversion transaction. We undertake no responsibility to update this opinion.

The opinion expressed herein is furnished specifically for you and your shareholders, and may not be relied upon, assigned, quoted, or otherwise used in any manner or for any purpose by any other person or entity without our specific prior written consent. Notwithstanding the preceding sentence, we hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references to our firm in the Registration Statement under the captions “Summary—The Merger—Federal Income Tax Consequences of the Merger” and “The Merger—Material Federal Income Tax Consequences.” In giving such consent, we do not thereby admit that we fall within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Respectfully,

/s/    VORYS, SATER, SEYMOUR AND PEASE LLP

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